Exhibit 99.1

Richmont Reports Third Quarter Operational Results;

Island Gold Completes a 25-Day Electrical Mill Upgrade and Remains On-Track to Meet, or Exceed, Revised Guidance

TORONTO, Ontario, Canada, October 13, 2016 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”), reports that the Island Gold Mine delivered another in-line quarter of operational results and remains on track to meet, or exceed, its positively revised annual guidance. During the quarter, a successful mine and mill electrical upgrade was completed as planned at the Island Gold Mine, which would support potential future production growth opportunities that are currently under review as part of the 2016 Preliminary Economic Assessment (“PEA”) update. Overall, the Corporation remains on target to achieve company-wide revised guidance. (All amounts are in Canadian dollars unless otherwise indicated).

HIGHLIGHTS FOR THE THIRD QUARTER

  The Island Gold Mine produced 14,031 ounces of gold (13,673 ounces sold), in-line with plan, as lower production was forecasted for the quarter due to required downtime related to the scheduled mine and mill electrical upgrade. The Island Gold Mine remains on track to meet, or exceed, revised production guidance for the year.

  Company-wide production was 18,856 ounces of gold (17,774 ounces sold) for the quarter, which positions the Corporation to achieve revised company-wide production guidance for the year.

  Cash costs1 for the Island Gold Mine were $958 per ounce (US$734 per ounce), in-line with plan, as lower production was anticipated for the quarter due to the 25-day mill shutdown to complete the electrical upgrade. Cash costs for the Island Gold Mine remain on track to meet, or exceed, revised guidance for the year.

  Company-wide cash costs for the quarter were $1,063 per ounce (US$815 per ounce), in-line with revised guidance.

  Revenues for the quarter were $31.2 million (US$23.9 million), at an average realized gold price of $1,754 per ounce (US$1,344 per ounce).

  Richmont ended the quarter with a reduced cash balance of $78.9 million (US$60.1 million), in-line with plan due to lower production and higher cash costs related to the 25-day mill shutdown as well as higher capital investment requirements as anticipated for the quarter.

  On September 12, 2016, the Corporation announced positive revisions to its 2016 operational guidance driven by significantly better than expected performance from the Island Gold Mine in the first six months of the year.

“The third quarter was a pivotal quarter for the Island Gold Mine as a strategic electrical upgrade was successfully completed, which now positions this core asset for potential future production growth and improved reliability. Following the upgrade, mill and underground mine productivities have returned to target levels and we expect to deliver improved performance and higher grades during the fourth quarter as we begin to develop in ore in the higher-grade third mining horizon.” stated Renaud Adams, CEO. He continued, “At the Beaufor Mine, after a difficult transition to the Q Zone, we expect to deliver higher production and lower costs during the fourth quarter as we increase the proportion of stope mining in the higher grade Q Zone and process the 6,000 tonnes of broken ore that remained in inventory at the end of the quarter.”

[1] Refer to the Non-IFRS Performance Measures disclosure presented at the end of this press release.

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THIRD QUARTER OPERATIONAL HIGHLIGHTS

Third quarter operational highlights for the Island Gold and Beaufor mines are provided in the tables below:

Production Highlights

		Q2 15	Q3 15	Q4 15	Q1 16	Q2 16	Q3 2016	9-Months 2016	2016 Revised Guidance
Gold Produced (oz)
	Island Gold Mine	14,997	15,076	14,203(1)	26,589	18,617	14,031(3)	59,237	75,000-80,000
	Beaufor Mine	7,082	5,714	5,652	4,615	4,703	4,825	14,143	23,000-26,000(4)
	Monique Mine	4,235	2,688	2,525	1,165(2)	-	-	1,165
Total Produced (oz)		26,314	23,478	22,380	32,369	23,320	18,856	74,545	98,000-106,000
(1)	Q4 2015 production includes a 3 week underground mine shutdown.
(2)	Processing of the remaining stockpile pad at the depleted Monique Mine was completed at the end of January 2016.
(3)	Q3 2016 production includes a 16-day underground mine shutdown and a 25-day mill shutdown.
(4)	Guidance includes production from the Beaufor and Monique mines.

Cash Cost Highlights

	Q2 15	Q3 15	Q4 15	Q1 16	Q2 16	Q3 16	9-Months 2016	2016 Revised Guidance
Cash Costs ($)(1)
Island Gold Mine	$954	$890	$1,026	$674	$766	$958	$770	$800-$840
Beaufor Mine	$1,062	$974	$1,084	$1,398	$1,486	$1,411	$1,433	$1,150-$1,300(3)
Monique Mine	$914	$1,005	$977	$1,185	-	-	$1,185
Total Cash Costs ($)(1)	$974	$926	$1,034	$806	$903	$1,063	$899	$885-$945
Cash Costs (US$)(1)(2)
Island Gold Mine	$776	$680	$768	$491	$595	$734	$583	$610-$640
Beaufor Mine	$864	$744	$812	$1,018	$1,154	$1,082	$1,084	$875-$1,000
Monique Mine	$743	$768	$731	$863	-	-	$897
Total Cash Costs (US$)(1)	$792	$707	$774	$587	$701	$815	$680	$675-$720
(1)	Refer to the Non-IFRS Performance Measures disclosure presented at the end of this press release.
(2)	The revised guidance assumes an exchange rate of 1.33 for January to June and 1.30 for July to December.
(3)	Guidance includes cash costs from the Beaufor and Monique mines.

Operational Highlights

	Q2 15	Q3 15	Q4 15	Q1 16	Q2 16	Q3 16
	Island Gold Mine
Underground tpd	759	669	657(1)	853	911	735(2)
Mill tpd	787	722	656(1)	834	878	640(2)
Mill head grade (g/t)	6.73	7.27	7.62	11.31	7.51	7.70
Recoveries (%)	96.8	97.1	96.0	96.3	96.5	96.4
	Beaufor Mine
Underground tpd	360	338	306	323	286	282
Mill head grade (g/t)	6.05	5.93	6.30	4.96	5.27	5.62
Recoveries (%)	98.6	98.6	98.4	98.7	98.1	97.3
(1)	Q4 2015 underground productivity includes a 3 week mine shutdown and a 2 week mill shutdown.
(2)	Q3 2016 productivity includes a 16-day underground mine shutdown and a 25-day mill shutdown.

Island Gold Third Quarter Highlights

  Production for the quarter was 14,031 ounces of gold (13,673 ounces sold), in-line with plan, which forecasted lower production as part of the planned electrical upgrade. The operation remains on track to meet, or exceed, revised production guidance.

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  Cash costs for the quarter were $958 per ounce (US$734 per ounce), in-line with higher costs that were anticipated for the quarter due to the lower production estimated for the quarter. Cash costs remain on track to meet, or exceed, revised guidance.

  A mine and mill electrical upgrade was successfully completed as planned during the quarter. The upgrade included a 25-day mill shutdown, which has been incorporated into the revised guidance. The mine and mill upgrade would support the potential production growth scenarios that are currently under review as part of the 2016 PEA update.

  During the quarter, the mine reported higher than the planned mill head grade of 7.70 g/t gold, resulting from stope mining activities in the first mining horizon and development in ore in the lower grade extensions of the second mining horizon. During the fourth quarter, it is expected that stope mining will begin in the eastern and western extensions of the second mining horizon and development in ore will begin in the 760 and 780 metre levels, located in the third mining horizon.

  During the quarter, underground mine productivity averaged 735 tonnes per day, including 16 days of downtime related to the electrical upgrade, or 890 tonnes per day excluding the downtime.

  Mill productivity averaged 640 tonnes per day for the quarter, including 25 days of downtime related to the electrical upgrade, or 878 tonnes per day excluding the downtime.

  The development of the main ramp continued and reached a vertical depth of 810 metres at the end of the quarter. It is expected that the ramp development will reach the bottom of the higher grade third mining horizon at the 860 metre level in the first quarter of 2017.

  Delineation drilling to date in the expanded 2016 PEA area demonstrates the potential to grow our near-mine reserve inventory and identify new resource blocks located within the 2016 PEA area.
  These ounces could extend mine life above the 1,000 metre level and be incorporated into the near- term mine plan utilizing current infrastructure. Initial results from the recently launched 18 to 24 month Phase 2 exploration program continue to show the potential to increase resources laterally along strike, primarily to the east, and at depth below the 1,000 metre level.

Beaufor Third Quarter Highlights

  Production for the quarter increased slightly over the prior quarter to 4,825 ounces of gold (4,101 ounces sold) at an average grade of 5.62 g/t. Production in the quarter was impacted by low availability of underground mobile equipment, which resulted in approximately 6,000 tonnes of broken ore at 7.0 g/t gold remaining in inventory and unavailable for processing. It is expected that this broken ore will be processed in the fourth quarter.

  As a result of the low availability of mobile equipment during the quarter, the operation prioritized its efforts on waste development to better position stope mining operations in the higher grade Q Zone in the fourth quarter.

  Cash costs for the quarter were $1,411 per ounce (US$1,082 per ounce), consistent with the prior quarter.

  Grades and underground productivity are expected to increase in the fourth quarter as a greater proportion of stope mining is planned from the higher grade Q Zone, which should contribute to higher production and lower costs.

Upcoming News

  2016 Preliminary Economic Assessment Update (late October 2016)

  Q3 2016 Financial Results and Conference Call (November 10, 2016)

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Non-International Financial Reporting Standards (“IFRS”) Performance Measures

In this press release, the term "cash costs per ounce” is used, which is a non-IFRS performance measure, and may not be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, the Corporation and certain investors use this information to evaluate the Corporation’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. "Cash costs per ounce" is a common performance measure in the gold mining industry, but does not have any standardized definition. The Corporation reports cash cost per ounce based on ounces sold. Cash costs include mine site operating costs, administration and royalties but are exclusive of depreciation, accretion expense, capital expenditures and exploration and project evaluation costs.

About Richmont Mines Inc.
Richmont Mines has produced over 1.6 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may", “objective” and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law or regulation, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include, without limitation, changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations and mine development that could affect revenue and production costs and future production. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks are set out in Richmont’s Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) adopted by the Canadian Securities Administrators differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

National Instrument 43-101
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by NI 43-101.

For more information, please contact:

Renaud Adams	Anne Day
President and CEO	Vice-President, Investor Relations
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

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